December 30, 2013

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549-4628

Attention:  Tia L. Jenkins

Re:                             Golden Minerals Company

Form 10-K for the Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-13627

Dear Ms. Jenkins:

On behalf of Golden Minerals Company (the “Company”), in response to the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated December 20, 2013 (the “Letter”), regarding the Company’s initial response to your letter dated November 13, 2013 regarding the Company’s Form 10-K as filed on March 1, 2013, and consistent with our telephone communication on Monday, December 30, 2013, the Company hereby confirms that it will respond to the Letter no later than January 13, 2014.

Should you require further clarification, please contact the undersigned at (303) 892-7499.

Sincerely,

/s/ Deborah J. Friedman
for
DAVIS GRAHAM & STUBBS LLP

cc:                                Julie Marlowe

Joanna Lam

George K. Schuler

Robert P. Vogels

Deborah J. Friedman • 303 892 7499 • deborah.friedman@dgslaw.com